Exhibit 99.1

Cogo Reports Strongest Ever Third Quarter Revenue
Share Gains and Increased Scale are Top Priorities in an Uncertain Market

•
Q3 Net Revenue: $146.4 million in accordance with Generally Accepted Accounting Principles (“GAAP”) (a year-over-year increase of 46.1%) and EPS Diluted attributable to Cogo Group, Inc. of $0.06 GAAP and $0.16 Non-GAAP (a year-to-year decrease of 23.8% Non-GAAP EPS).

SHENZHEN, China, November 10, 2011—Cogo Group, Inc. (NASDAQ: COGO) (“Cogo” or the “Company”), one of the leading gateways for global semiconductor companies to access the industrial and technology markets in China, today announced unaudited financial results for its third quarter ended September 30, 2011. The Company reported quarterly revenue of $146.4 million, up 46.1% year-over-year compared to $100.2 million reported in the third quarter of 2010 and Non-GAAP EPS of 16 cents.

Jeffrey Kang, CEO of Cogo commented, “While I am pleased that our results in the third quarter of 2011 exceeded consensus estimates for both revenue and pro-forma earnings, the continued tightening of credit in China, particularly as it relates to the Small and Medium Enterprise Markets (“SME”), has materially reduced our visibility into our various end markets. Consequently, we will suspend providing guidance for the fourth quarter of 2011, although we plan to remain profitable.”

“We continue to view the current market conditions as a time to increase market share versus weakened competitors and we plan to continue to invest in personnel and new sales offices. We are in a cyclical business and when macro economic conditions improve, we will be well positioned to benefit. In the third quarter of 2011, we grew our customer count by 14% year over year to 1,729.  In this period of uncertainty, we find that our global semiconductor partners and our customer base increasingly rely on our technical services and solutions.”

Mr. Kang continued, “The revenue shift towards our blue-chip customers and away from our SME customer base, which we cited during our last earnings call in August, continued in the third quarter and we expect this trend to continue well into 2012. As expected, this shift continues to produce lower gross margins and larger working capital requirements. Any strategy change to reduce our exposure to certain businesses that require particularly high working capital requirements would take a few quarters to completely implement. While we have invested heavily in working capital in the last two quarters to grow our footprint, Cogo still has a strong and liquid balance sheet. In the third quarter, we purchased 2 million shares of Cogo common stock. While we continue to view buybacks as a strategic use of cash, we remain focused in the very short-term on utilizing the balance sheet to drive market share and strengthen our relationships with our customers and global semiconductor partners. However, at some point, our revenue growth rates could be affected by future restrictions to our bank lending facilities, particularly if credit conditions continue to tighten in China.”

Financial Results

Net income attributable to Cogo Group, Inc. for the third quarter of 2011 was $2.3 million, down 50.6% from $4.6 million reported in the same period last year, with Non-GAAP net income attributable to Cogo Group, Inc. down 26.5% over the same period last year. Earnings per share (“EPS”) Diluted attributable to Cogo Group, Inc. on a US GAAP basis was $0.06, and Non-GAAP EPS Diluted attributable to Cogo Group, Inc. was $0.16, down 23.8% from the third quarter of 2010.

Key Financial Indicators
(all numbers in USD thousands, except share data)
	Q3 2011(1) (unaudited)	Q3 2010 (1) (unaudited)	Percentage Change
Net Revenue	$146,428	$100,200	46.1%
Cost of Sales	$131,269	$86,004	52.6%
Gross Profit	$15,159	$14,196	6.8%
Operating Expenses	$11,813	$8,962	31.8%
Net Income attributable to Cogo Group, Inc.	$2,296	$4,648	-50.6%
EPS Diluted attributable to Cogo Group, Inc.	$0.06	$0.12	-50.0%
Non-GAAP EPS Diluted attributable to Cogo Group, Inc.	$0.16	$0.21	-23.8%

(1)	The US dollar (“USD”) amounts are calculated based on the conversion rate of $1 to RMB6.3780 as of September 30, 2011 and of $1 to RMB6.6905 as of September 30, 2010.
(2)
Included in the Q3 2011 net income attributable to Cogo Group, Inc. was $2.9 million of share-based compensation expense recognized in accordance with Accounting Standards Codification (“ASC”) 718, Compensation-Stock Compensation and $0.3 million of acquisition related costs, such as amortization of intangible assets and related deferred taxation. Non-GAAP net income attributable to Cogo Group, Inc. was $5.9 million.

Revenue Review

Revenue for the third quarter was $146.4 million, an increase of 46.1% compared to $100.2 million reported for the same period in 2010. The revenue breakdown includes: $58.5 million, or 40.0% of total sales for digital media (including mobile handsets business), representing a 3.6% increase year-over-year; $57.9 million, or 39.5% of total sales for telecommunications equipment, representing a 133.4% increase year-over-year; and $30.0 million, or 20.5% of total sales relating to industrial business, representing a 70.8% increase year-over-year. The Company did not record any revenue from the service business in the third quarter compared to $1.3 million reported for the same period last year. The Company is currently experiencing significant growth in the telecommunications equipment end-market. In addition, the Company is participating in what management believes to be some of the fastest growing industrial business end-markets in China, including the smart grid, wind power, smart meter, automotive, high-speed railway and medical equipment sectors. Over time, Cogo expects to expand into other verticals in the industrial space, such as security and factory automation.

Customers and Average Revenue Per User (“ARPU”)Update

In the third quarter of 2011,Cogo’s blue-chip ARPU was approximately $1.1 million. The Company’s Small and Medium Enterprises (“SME”) ARPU in the quarter was approximately $23 thousand.

Blue-chip customers accounted for approximately 74% of total Cogo revenue in the third quarter of 2011, up from approximately 68% for the same period in 2010. SME customers accounted for the remaining approximately 26% of total revenue in the quarter.

Cost of sales, which includes the aggregate purchase of components from suppliers and the direct cost of service, was $131.3 million compared to $86.0 million in the third quarter of 2010, representing an increase of 52.6% year-over-year. Gross profit for the third quarter was $15.2 million, up 6.8%, compared to $14.2 million during the third quarter of last year. Gross margin for the third quarter was 10.4%, compared to 14.2% reported for the third quarter of 2010.

Operating expenses, including selling, general and administrative, and research and development expenses, totaled $11.8 million, up 31.8%, compared to $9.0 million reported for the third quarter of last year.

Income from operations was $3.3 million, a decrease of 36.1% from $5.2 million reported in the same period of 2010. Operating margin for the third quarter of 2011 was 2.3% compared to 5.2% for the third quarter of 2010. Excluding the effects of share-based compensation expenses and acquisition-related costs, such as amortization of intangible assets and related deferred taxation, operating margin would have been 4.8% for the third quarter of 2011, compared to 8.7% for the same period in 2010. The effective tax rate for the third quarter of 2011 was 14.4%, compared to 11.7% for the same period in 2010. Non-controlling interests’ share of income was $0.3 million for the third quarter of 2011 and $0.05 million for the third quarter of 2010.

Net income attributable to Cogo Group, Inc. for the third quarter of 2011 was $2.3 million or EPS Diluted attributable to Cogo Group, Inc. of $0.06 on a U.S. GAAP basis, compared to net income of $4.7 million, or EPS Diluted attributable to Cogo Group, Inc. of $0.12, in the third quarter of 2010. Included in the third quarter of 2011 was $2.9 million attributable to share-based compensation expense and $0.3 million attributable to acquisition related costs, such as amortization of intangible assets and related deferred taxation. Excluding share-based compensation expenses and acquisition related costs, such as amortization of intangible assets and related deferred taxation, the Non-GAAP net income would have been $5.9 million, or $0.16 Non-GAAP EPS Diluted attributable to Cogo Group, Inc. for the third quarter of 2011. The weighted average number of shares used in the calculation of diluted EPS was 36.3 million compared to 37.9 million in the third quarter of 2010.

For the nine-month period ended September 30, 2011, the Company reported revenue of $390.0 million, an increase of 41.8% from the $275.0 million reported during the same period in 2010. Gross profit was $47.2 million, an increase of 21.2% from $38.9 million reported during the nine month period ended September 30, 2010. Gross margin was 12.1% of sales, compared to a gross margin of 14.1% for the same period last year. Net operating expenses were $33.3 million, an increase of 29.4% as compared to $25.8 million for the same period last year. Income from operations was $13.9 million, an increase of 5.3% from the $13.2 million reported during the prior year period. The Company had an effective tax rate of 11.5% compared to 10.6% during the prior year period. Non-controlling interests’ share of income was $1.2 million as compared to $0.1 million during the nine month period ended September 30, 2010. Net income attributable to Cogo Group, Inc. for the prior year period was down 12.2% at $10.8 million from the same period last year.

Balance Sheets and Cash Position
The Company continues to be in a strong financial position with a current ratio of 2.3 to 1 and a net cash position, after deducting bank borrowings, of $5.5 million. The Company had operating cash outflow of $47.2 million in the nine month period ended September 30, 2011 and utilized approximately $16.7 million for acquisitions in the nine month period ended September 30, 2011.

Inventories increased from $38.0 million on December 31, 2010 to $65.8 million as of September 30, 2011 as the Company continued to target new revenue growth opportunities. Inventory turnover days was 46 days in the third quarter of 2011 compared to 47 days in the prior quarter. Accounts receivable increased from $103.3 million on December 31, 2010 to $157.7 million as of September 30, 2011 as a result of increased sales volume, while Days Sales Outstanding increased from 82 days in the prior quarter to 99 days in the current quarter, mainly due to increased sales volumes from some blue-chip customers with longer credit terms. Accounts payable increased from $9.6 million at the end of 2010 to $24.4 million as of September 30, 2011 and Days Payable Outstanding decreased from 18 days in the prior quarter to 17 days in the current quarter sequentially. Cogo’s cash conversion cycle increased from 111 days in the second quarter of 2011 to 128 days in the third quarter of 2011.

Total cash, including pledged bank deposits, decreased to $138.2 million reported at the end of the third quarter of 2011 from $156.3 million as of December 31, 2010. Bank borrowings increased from $76.7 million as of December 31, 2010 to $132.7 million as of September 30, 2011. The increase is primarily due to additional bank borrowings as a result of increased operating cash outflows in the nine month period ended September 30, 2011.

Cogo Group, Inc. equity was $273.8 million as of September 30, 2011, an increase of 5.8% from $256.4 million as of December 31, 2010. During the trading days of July 1, 2011 to August 9, 2011 in the third quarter of 2011, the Company repurchased 2 million shares of its common stock at an average price of $4.3 and a total cost of $8.6 million pursuant to a stock repurchase plan under Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended to facilitate the repurchase of its common stock. Cogo continues to view share buybacks as a strategic use of cash but it is limited by the Company’s cash level.

About Cogo Group, Inc.:
Cogo Group, Inc. (Nasdaq: COGO) is one of the leading gateways for global semiconductor companies to access the rapidly growing Industrial and Technology sectors in China. Through its unique business-to-business services platform, Cogo designs customized embedded solutions using technology from suppliers including Intel, Broadcom, Xilinx, SanDisk, Freescale, Atmel and others for a customer base of over 1,700 Chinese OEMs/ODMs. Cogo’s customer list includes approximately 100 blue-chip companies, including ZTE, BYD and NARI, as well as over 1,600 Small and Medium Enterprises (SMEs). The Company serves a broad list of rapidly growing end-markets in China, including 3G Smart phones, Tablets, Automotives, High-Speed Railway, Smart Meter/Smart Grid, Healthcare and High Definition Television (“HDTV”).

Cogo 2011 Q3 Earnings Results Conference Call

Date/ Time:
November 10, 2011 (Thursday) @ 4:30 PM (ET)

Conference Call:
US/ Canada Toll-Free: 1-877-941-2068
International: +1-480-629-9712

Webcast/ Audio Recording:
http://viavid.net/dce.aspx?sid=00008E06

Replay (from 11/10/2011 at 7:30 pm to 11/17/2011 at 11:59 pm ET):
US/ Canada Toll-Free: 1-877-870-5176 (Passcode: 4479944)
International: + 1-858-384-5517 (Passcode: 4479944)

For further information:
Investor Relations
www.cogo.com.cn/investorinfo.html
communications@cogo.com.cn
H.K.:           +852 2730 1518
U.S.:           +1 (646) 291 8998
Fax:           +86 755 2674 3522

Safe Harbor Statement:
This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our proposed discussions related to our business or growth strategy such as growth in digital media, telecommunications and industrial applications businesses, as well as our potential acquisitions which are subject to change. Such information is based upon expectations of our management that were reasonable when made, but may prove to be incorrect. All such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions, which are subject to change. For further descriptions of other risks and uncertainties, see our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 10-K, and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC’s electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov.

About Non-GAAP Financial Measures:
To supplement Cogo’s consolidated financial results presented in accordance with GAAP, Cogo uses the following measures defined as Non-GAAP financial measures by the SEC: 1) Non-GAAP net income attributable to Cogo Group, Inc. which is net income attributable to Cogo Group, Inc. excluding share-based compensation expenses and acquisition related costs, such as amortization of intangible assets and related deferred taxation, and 2) Non-GAAP basic and diluted EPS attributable to Cogo, which is basic and diluted EPS excluding share-based compensation expenses and acquisition related costs such as amortization of intangible assets and related deferred taxation. The presentation of these Non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these Non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of Non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

Cogo believes that these Non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and acquisition related costs such as amortization of intangible assets that may not be indicative of its operating performance from a cash perspective. Cogo believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These Non-GAAP financial measures also facilitate management’s internal comparisons to Cogo’s historical performance and liquidity. Cogo computes its Non-GAAP financial measures using the same consistent method from quarter to quarter.

Cogo believes these Non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using Non-GAAP net income, Non-GAAP basic and diluted earnings per share, Non-GAAP income from operation and Non-GAAP operating margin is that these Non-GAAP measures exclude share-based compensation expensesand acquisition related costs,such as amortization of intangible assets andrelated deferred taxation that have been and will continue to be for the foreseeable future a recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each Non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.

Tables Attached

COGO GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2011		December 31, 2010
	USD’000	RMB’000	RMB’000
Assets
Current assets:
Cash	78,374	499,868	699,650
Pledged bank deposits	59,866	381,823	332,050
Accounts receivable, net	157,711	1,005,881	681,911
Bills receivable	5,097	32,508	31,001
Inventories	65,755	419,383	250,573
Income taxes receivable	168	1,070	2,478
Prepaid expenses and other receivables	7,982	50,913	49,338
Total current assets	374,953	2,391,446	2,047,001
Property and equipment, net	2,958	18,864	14,613
Goodwill and intangible assets, less accumulated amortization, RMB144,235 thousand (USD22,614 thousand) in 2011 and RMB122,637 thousand in 2010	62,305	397,379	258,935
Other assets	3,492	22,271	1,468
Total Assets	443,708	2,829,960	2,322,017
Liabilities and equity
Current liabilities:
Accounts payable	24,433	155,834	63,283
Bank borrowings	132,707	846,404	505,888
Income taxes payable	2,193	13,986	16,153
Accrued expenses and other liabilities	6,439	41,061	15,581
Total current liabilities	165,772	1,057,285	600,905
Deferred tax liabilities	4,150	26,471	13,777
Total liabilities	169,922	1,083,756	614,682
Equity
Common stock: Par value: USD0.01 Authorized: 200,000,000 Shares Issued: 41,309,285 shares in 2011, 41,181,529 shares in 2010 Outstanding: 33,110,950 shares in 2011, 35,848,764 shares in 2010	524	3,340	3,332
Additional paid in capital	215,092	1,371,856	1,315,806
Retained earnings	123,156	785,491	716,839
Accumulated other comprehensive loss	(19,337)	(123,332)	(117,479)
	319,435	2,037,355	1,918,498
Less cost of common stock in treasury, 8,198,335 shares in 2011 and 5,332,765 shares in 2010	(49,199)	(313,794)	(226,495)
Total Cogo Group, Inc. equity	270,236	1,723,561	1,692,003
Noncontrolling interests	3,550	22,643	15,332
Total equity	273,786	1,746,204	1,707,335
Total liabilities and equity	443,708	2,829,960	2,322,017

COGO GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months ended September 30,
	2011	2011	2010
	USD’000	RMB’000	RMB’000
Net Revenue
Product sales	146,428	933,919	661,392
Service revenue	-	-	8,997
	146,428	933,919	670,389
Cost of sales
Cost of goods sold	(131,269)	(837,234)	(568,120)
Cost of service	-	-	(7,287)
	(131,269)	(837,234)	(575,407)
Gross profit	15,159	96,685	94,982
Selling, general and administrative expenses	(7,888)	(50,302)	(40,255)
Research and development expenses	(3,929)	(25,059)	(19,893)
Other operating income	4	23	188
Income from operations	3,346	21,347	35,022
Interest expense	(991)	(6,322)	(3,435)
Interest income	638	4,066	3,971
Earnings before income taxes	2,993	19,091	35,558
Income tax expense	(430)	(2,745)	(4,156)
Net income	2,563	16,346	31,402
Less net income attributable to noncontrolling interests	(267)	(1,705)	(306)

Net income attributable to Cogo Group, Inc.	2,296	14,641	31,096

	USD	RMB	RMB
Earnings per share attributable to Cogo Group, Inc.
Basic	0.06	0.40	0.83
Diluted	0.06	0.40	0.82

Weighted average number of common shares outstanding
Basic		36,317,706	37,244,589
Diluted		36,317,706	37,853,878

	Three Months ended September 30,
	2011	2011	2010
	USD’000	RMB’000	RMB’000
Comprehensive income:
Net income	2,563	16,346	31,402
Other comprehensive income
Foreign currency translation adjustments	(386)	(2,461)	(3,876)

Comprehensive income
Less: comprehensive income attributable to noncontrolling interests	(261)	(1,663)	(206)
Comprehensive income attributable to Cogo Group, Inc.	1,916	12,222	27,320

COGO GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Nine Months ended September 30,
	2011	2011	2010
	USD’000	RMB’000	RMB’000
Net Revenue
Product sales	390,022	2,487,562	1,816,723
Service revenue	-	-	23,446
	390,022	2,487,562	1,840,169
Cost of sales
Cost of goods sold	(342,855)	(2,186,731)	(1,560,886)
Cost of service	-	-	(18,942)
	(342,855)	(2,186,731)	(1,579,828)
Gross profit	47,167	300,831	260,341
Selling, general and administrative expenses	(22,157)	(141,315)	(117,611)
Research and development expenses	(11,161)	(71,185)	(54,915)
Other operating income	3	17	224
Income from operations	13,852	88,348	88,039
Interest expense	(2,067)	(13,184)	(6,216)
Interest income	1,691	10,785	10,758
Earnings before income taxes	13,476	85,949	92,581
Income tax expense	(1,546)	(9,858)	(9,855)
Net income	11,930	76,091	82,726

Less net income attributable to noncontrolling interests	(1,166)	(7,439)	(711)

Net income attributable to Cogo Group, Inc.	10,764	68,652	82,015

Earnings per share attributable to Cogo Group, Inc.
	USD	RMB	RMB
Basic	0.29	1.83	2.21

Diluted	0.28	1.81	2.16

Weighted average number of common shares outstanding

Basic		37,457,578	37,149,639

Diluted		37,878,587	38,006,683

	Nine Months ended September 30,
	2011	2011	2010
	USD’000	RMB’000	RMB’000
Comprehensive income:
Net income	11,930	76,091	82,726
Other comprehensive income
Foreign currency translation adjustments	(938)	(5,981)	(5,972)
Comprehensive income
Less: comprehensive income attributable to noncontrolling interests	(1,146)	(7,311)	(470)
Comprehensive income attributable to Cogo Group, Inc.	9,846	62,799	76,284

COGO GROUP, INC. and SUBSIDIARIES

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

	Three Months ended September 30,
	2011		2010
		$’000		$’000
Net Income
GAAP net income attributable to Cogo Group, Inc.		2,296		4,648
Share-based compensation expenses		2,943		2,634
Amortization of intangible assets and related deferred taxation		613		680
Non-GAAP net income attributable to Cogo Group, Inc.		5,852		7,962

Income from operation
GAAP income from operations		3,346		5,234
Share-based compensation expenses		2,943		2,634
Amortization of intangible assets		734		815
Non-GAAP income from operation		7,023		8,683

Operating Margin
GAAP operating margin		2.3%		5.2%
Non-GAAP operating margin		4.8%		8.7%

Earnings per share	$		$
GAAP net income attributable to Cogo Group, Inc. per common share- Diluted		0.06		0.12
Non-GAAP net income attributable to Cogo Group, Inc. per common share- Diluted		0.16		0.21

Weighted average number of common shares outstanding
Basic		36,317,706		37,244,589
Diluted		36,317,706		37,853,878